EXHIBIT 99.2


             M-SYSTEMS FLASH DISK PIONEERS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2005


                                 IN U.S. DOLLARS




                                      INDEX


                                                                     PAGE
                                                               ----------------

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM             F-2

 CONSOLIDATED BALANCE SHEETS                                       F-3 - F4

 CONSOLIDATED STATEMENTS OF INCOME                                   F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                       F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                            F-7 - F-8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       F-9 - F-43


                                 - - - - - - - -

ERNST & YOUNG
                         KOST FORER GABBAY & KASIERER       Phone: 972-3-6232525
                         3 Aminadav St.                     Fax:   972-3-5622555
                         Tel-Aviv 67067, Israel



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                       M-SYSTEMS FLASH DISK PIONEERS LTD.


       We have audited the accompanying consolidated balance sheets of M-Systems Flash Disk Pioneers Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over the financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the M-Systems Flash Disk Pioneers Ltd. and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.


                                           /s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
April 20, 2006                              A Member of Ernst & Young Global

                                                                                          M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                                                                        AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                                       DECEMBER 31,
                                                                                              ------------------------------
                                                                                                  2004             2005
                                                                                              -------------    -------------
     ASSETS

                                 CURRENT ASSETS:
   Cash and cash equivalents                                                                   $    56,511      $    71,507
   Short-term bank deposits                                                                         41,696            1,202
   Short-term held-to-maturity securities (Note 3)                                                  56,871           26,177
   Trade receivables (net of allowance for doubtful accounts of $ 216 and $ 424 as of
     December 31, 2004 and  2005, respectively)                                                     61,373          131,857
   Related party trade receivables (Note 18)                                                             -            2,951
   Inventories (Note 4)                                                                             59,415           76,326
   Other accounts receivable and prepaid expenses (Note 5)                                           5,540           15,153
                                                                                              -------------    -------------

 Total current assets                                                                              281,406          325,173
 -----                                                                                        -------------    -------------

 LONG-TERM INVESTMENTS:
   Severance pay funds                                                                               3,397            4,821
   Long-term held-to-maturity securities (Note 3)                                                   25,959           87,448
   Available-for-sale equity securities (Note 6)                                                       443            5,036
   Investments in other companies and long-term receivables (Note 7)                                10,740              886
                                                                                              -------------    -------------

 Total long-term investments                                                                        40,539           98,191
 -----                                                                                        -------------    -------------

 DEFERRED PURCHASE CREDITS (Note 1d)                                                                     -           71,544
                                                                                              -------------    -------------

 PROPERTY AND EQUIPMENT, NET (Note 8)                                                               20,203           29,462
                                                                                              -------------    -------------

 MINORITY INTEREST IN SUBSIDIARY                                                                         -            2,167
                                                                                              -------------    -------------

 INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET (Note 9)                                               863           12,677
                                                                                              -------------    -------------

 GOODWILL (Note 10)                                                                                    477           28,518
                                                                                              -------------    -------------

 Total assets                                                                                  $   343,488      $   567,732
 -----                                                                                        =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                          M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                                                                        AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA
                                                                                                       DECEMBER 31,
                                                                                              ------------------------------
                                                                                                  2004             2005
                                                                                              -------------    -------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Trade payables                                                                              $    39,957      $   121,792
   Excess of losses over investment in equity method investee (Note 12)                                  -            2,646
   Deferred revenues                                                                                 4,625            2,280
   Other accounts payable and accrued expenses (Note 11)                                            21,493           27,705
                                                                                              -------------    -------------

 Total current liabilities                                                                          66,075          154,423
 -----                                                                                        -------------    -------------

 LONG-TERM LIABILITIES:
   Convertible Senior Notes (Note 13)                                                                    -           71,380
   Accrued severance pay                                                                             4,263            6,133
   Deferred tax liabilities                                                                              -            3,699
   Other long-term liabilities                                                                         488              488
                                                                                              -------------    -------------

 Total long-term liabilities                                                                         4,751           81,700
 -----                                                                                        -------------    -------------

 MINORITY INTEREST IN SUBSIDIARY                                                                     7,597                -
                                                                                              -------------    -------------

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

 SHAREHOLDERS' EQUITY (Note 15):
   Share capital:
     Ordinary shares of NIS 0.001 par value: Authorized - 100,000,000 shares at
     December 31, 2004 and 2005; Issued and outstanding - 35,508,648 shares at December
     31, 2004 and 36,864,457 shares at December 31, 2005                                                10               10
   Additional paid-in capital                                                                      297,096          307,185
   Accumulated other comprehensive income                                                                -            3,815
   Retained earnings (accumulated deficit)                                                        (32,041)           20,599
                                                                                              -------------    -------------

 Total shareholders' equity                                                                        265,065          331,609
 -----                                                                                        -------------    -------------

 Total liabilities and shareholders' equity                                                    $   343,488      $   567,732
 -----                                                                                        =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                        M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                                                                      AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                     YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------------------
                                                                             2003             2004              2005
                                                                       ----------------  ---------------   ---------------
 Revenues                                                              $       130,054   $      416,560    $      614,983
                                                                       ----------------  ---------------   ---------------

 Costs and expenses:

   Costs of goods sold                                                          93,114          303,320           462,236
   Research and development, net (Note 19)                                      14,714           24,834            37,456
   Selling and marketing                                                        19,419           31,077            33,523
   General and administrative                                                    4,852            6,904            12,143
   In-process research and development write-off (Note 1e)                           -                -             2,460
                                                                       ----------------  ---------------   ---------------

 Total costs and expenses                                                      132,099          366,135           547,818
 -----                                                                 ----------------  ---------------   ---------------

 Operating income (loss)                                                       (2,045)           50,425            67,165
 Financial income, net                                                           2,711            3,920             8,688
 Other income, net                                                                 131              183             6,325
                                                                       ----------------  ---------------   ---------------

 Income before taxes on income                                                     797           54,528            82,178
 Taxes on income (Note 17)                                                           -                -               156
                                                                       ----------------  ---------------   ---------------

 Income after taxes on income                                                      797           54,528            82,022
 Equity in losses of an affiliate (Note 12)                                          -                -           (3,146)
 Minority interest in losses (earnings) of subsidiaries                            117         (30,378)          (26,236)
                                                                       ----------------  ---------------   ---------------

 Net income                                                            $           914   $       24,150    $       52,640
                                                                       ================  ===============   ===============

 Basic net earnings per share (Note 16)                                $          0.03   $         0.71    $         1.46
                                                                       ================  ===============   ===============

 Diluted net earnings per share (Note 16)                              $          0.03   $         0.66    $         1.30
                                                                       ================  ===============   ===============

 Weighted average number of  Ordinary shares used in computing basic
   net earnings per share (Note 16)                                         28,178,228       34,195,642        36,164,979
                                                                       ================  ===============   ===============

 Weighted average number of Ordinary shares used in computing
   diluted net earnings per share (Note 16)                                 30,513,485       36,823,118        41,156,678
                                                                       ================  ===============   ===============

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                          M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                                                                        AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                   ACCUMULATED     RETAINED
                                                       ADDITIONAL     OTHER        EARNINGS      TOTAL OTHER       TOTAL
                                               SHARE    PAID-IN   COMPREHENSIVE  (ACCUMULATED   COMPREHENSIVE  SHAREHOLDERS'
                                              CAPITAL   CAPITAL   INCOME (LOSS)    DEFICIT)     INCOME (LOSS)      EQUITY
                                              -------  ---------  -------------  ------------   -------------  -------------
Balance as of January 1, 2003                 $    8   $ 185,387   $         -   $   (57,105)   $          -   $    128,290

  Issuance of shares, net of $207 of
     issuance expenses                          *) -       7,898             -              -              -          7,898
  Exercise of share options, net                *) -       2,918             -              -              -          2,918
  Issuance of shares related to employee
     stock purchase plan                        *) -         605             -              -              -            605
  Net income                                       -           -             -            914              -            914
                                              -------  ---------  -------------  ------------   -------------  -------------

Balance as of December 31, 2003                    8     196,808             -       (56,191)              -        140,625

  Issuance of shares, net of $9,160 of
     issuance expenses                             2      95,363             -              -              -         95,365
  Exercise of share options, net                *) -       3,903             -              -              -          3,903
  Issuance of shares related to employee
     stock purchase plan                        *) -       1,022             -              -              -          1,022
  Net income                                       -           -             -         24,150              -         24,150
                                              -------  ---------  -------------  ------------   -------------  -------------

Balance as of December 31, 2004                    0     297,096             -       (32,041)              -        265,065

  Exercise of share options, net                   -       8,622             -              -              -          8,622
  Issuance of shares related to employee
     stock purchase plan                           -       1,467             -              -              -          1,467
  Other comprehensive income (loss):
    Unrealized loss on hedging activities          -           -       (1,645)              -        (1,645)        (1,645)
    Unrealized gain from available- for-sale
       marketable securities                       -           -         4,671              -          4,671          4,671
    Foreign currency translation adjustments       -           -           789              -            789            789
  Net income                                       -           -             -         52,640         52,640         52,640
                                              -------  ---------  -------------  ------------   -------------  -------------

Total comprehensive income                                                                      $     56,455
                                                                                                =============
Balance as of December 31, 2005               $   10   $ 307,185   $      3,815  $     20,599                  $    331,609
                                              =======  =========  =============  ============                  =============

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                        M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                                                                      AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS
                                                                                     YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------------------
                                                                             2003             2004              2005
                                                                       ----------------  ---------------   ---------------
 Cash flows from operating activities:
 -------------------------------------

   Net income                                                           $         914     $      24,150     $      52,640
   Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
     Depreciation and amortization                                               2,480            2,885             4,980
     In process research and development write-off                                   -                -             2,460
     Equity in losses of an affiliate                                                -                -             3,146
     Accrued interest on short-term bank deposits                                (121)            (522)              (24)
     Interest accrued and amortization of premium and discount on
       held-to-maturity marketable securities                                      606              864             1,808
     Interest accrued and amortization of premium and discount on
       available-for-sale marketable securities                                      -                -                39
     Amortization of discount on Convertible Senior Notes and
       deferred charges                                                              -                -               111
     Loss from sale of available-for-sale marketable securities                      -                -               109
     Gain from expiration of initial purchasers' option related to
       Convertible Senior Notes                                                      -                -           (1,450)
     Loss (gain) on sale of property and equipment                                   -               53              (41)
     Gain on sale of investment in other companies                               (131)            (236)           (6,284)
     Accrued severance pay, net                                                    227              208               446
     Minority interest in earnings (losses) of subsidiaries                      (117)           30,354            26,236
     Long-term lease deposits, net                                                (68)            (152)             (277)
     Deferred income taxes, net                                                      -                -             (239)
     Increase in trade receivables                                            (14,802)         (37,209)          (61,499)
     Increase in related party trade receivables                                     -                -           (2,951)
     Increase in inventories                                                  (28,757)          (9,595)          (14,651)
     Increase in other accounts receivable and prepaid expenses                (1,212)          (2,439)           (7,901)
     Increase in trade payables                                                  6,159           13,761            68,940
     Increase in related party trade payables                                    3,582                -                 -
     Increase (decrease) in deferred revenues                                    7,161          (7,295)           (2,345)
     Increase in other accounts payable and accrued expenses                     2,029           13,007               339
                                                                       ----------------  ---------------   ---------------

 Net cash provided by (used in) operating activities                          (22,050)           27,834            63,592
                                                                       ----------------  ---------------   ---------------

 Cash flows from investing activities:

   Investment in held-to-maturity marketable securities                       (31,194)         (52,122)         (251,470)
   Investment in available-for-sale marketable securities                            -                -          (36,596)
   Purchase of property and equipment                                          (2,805)          (5,425)          (10,226)
   Loans to employees, net                                                        (27)              (4)              (28)
   Issuance of shares to minority shareholder in a subsidiary                      141                -                 -
   Proceeds from maturities of held-to-maturity marketable securities           18,057           21,856           218,868
   Proceeds from sales of available-for-sale marketable securities                   -                -            36,448
   Proceeds from sales of property and equipment                                    24               14            18,106
   Proceeds from sales of investment in other companies                            150              287            16,362
   Short-term bank deposits, net                                                22,324         (40,013)            40,518
   Investment in private companies                                               (656)                -                 -
   Acquisition of a business (1)                                                     -            (534)                 -
   Acquisition of subsidiary (2)                                                     -                -          (61,931)
   Purchase of equipment (Note 1d)                                                   -                -          (63,800)
   Investment in equity method investee                                              -                -             (500)
                                                                       ----------------  ---------------   ---------------

 Net cash provided by (used in) investing activities                             6,014         (75,941)          (94,249)
                                                                       ----------------  ---------------   ---------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                            M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                                                                          AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                          YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------------------
                                                                                  2003             2004             2005
                                                                             ---------------  --------------- ----------------
 Cash flows from financing activities:

   Proceeds from issuance of share capital, net                                       7,898           96,858                -
   Proceeds from issuance of Convertible Senior Notes                                     -                -           71,300
   Proceeds from issuance of initial purchasers option on Convertible
     Senior Notes                                                                         -                -            1,450
   Issuance costs of Convertible Senior Notes                                             -                -          (1,019)
   Cash distribution to minority shareholders of a subsidiary                             -         (23,131)         (36,000)
   Proceeds from exercise of share options, net                                       2,918            3,942            8,622
   Proceeds from issuance of shares related to employee stock purchase
     plan, net                                                                          605            1,032            1,467
                                                                             ---------------  --------------- ----------------

 Net cash provided by financing activities                                           11,421           78,701           45,820
                                                                             ---------------  --------------- ----------------

 Exchange effect on cash and cash equivalents                                             -                -            (167)
                                                                             ---------------  --------------- ----------------
 Increase (decrease) in cash and cash equivalents                                   (4,615)           30,594           14,996
 Cash and cash equivalents at the beginning of the year                              29,833           25,218           56,511
 Consolidation of a venture at January 1, 2004                                            -              699                -
                                                                             ---------------  --------------- ----------------

 Cash and cash equivalents at the end of the year                             $      25,218    $      56,511   $      71,507
                                                                             ===============  =============== ================

 Non-cash investing and financing activities:

   Accrued issuance expenses                                                  $           -    $       1,542   $           -
                                                                             ===============  =============== ================
   Accrued issuance costs for Convertible Senior Notes                        $           -    $           -   $         156
                                                                             ===============  =============== ================
   Purchase of equipment (Note 1d)                                            $           -    $           -   $       9,445
                                                                             ===============  =============== ================

  (1) Acquisition of a business:

         Assets acquired and liabilities assumed on the acquisition date:
         Intangible assets                                                                     $       1,022
         Long-term liabilities                                                                         (488)
                                                                                              ---------------

         Cash paid                                                                             $         534
                                                                                              ===============

 (2) Acquisition of subsidiary (Note 1e):
         Fair value of the assets acquired and liabilities assumed at the acquisition date was as follows:
         Working capital, net (excluding cash and cash equivalents in the                                      $        7,393
           amount of $27,120)
         Short-term deferred tax liabilities related to real estate held                                              (3,512)
         for sale
         Real estate held for sale                                                                                     18,106
         Property and equipment                                                                                         3,400
         In-process research and development                                                                            2,460
         Other identifiable intangible assets                                                                          11,012
         Goodwill arising on acquisition                                                                               27,440
         Long-term deferred tax liabilities related to intangible asset                                               (3,854)
                                                                                                              ----------------
                                                                                                                       62,445

       Accrued expenses related to the acquisition                                                                      (514)
                                                                                                              ----------------
       Cash paid - net                                                                                         $       61,931
                                                                                                              ================

The accompanying notes are an integral part of the consolidated financial statements.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:-      GENERAL

              a. M-Systems Flash Disk Pioneers Ltd. (the "Company" or "M-Systems") develops, manufactures and markets innovative flash storage solutions for electronics markets. The Company's solutions enable data storage applications primarily in a wide range of consumer devices including mobile handsets and USB (universal serial bus) flash drives. The Company also sells flash storage products to the embedded systems market, for various enterprise, industrial, military and other applications.

                     As of December 31, 2005, the Company has operations through wholly-owned subsidiaries in the United States, Netherlands, Taiwan, China, U.K., Italy, South Korea, Cayman Islands, Japan, Spain and Israel.

                     The Company participates with Toshiba in a partnership, Twinsys Data Storage Limited Partnership (the "Venture"), designed to enable the Company and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. As of December 31, 2005, the Company holds directly and indirectly approximately 50% of the Venture. The Company concluded that the Venture is a variable interest entity as defined in Financial Interpretation No. 46R, "Accounting for Variable Interest Entities" ("FIN 46R"), and determined that it is the primary beneficiary of the Venture, and accordingly, consolidates the Venture.

              b. On August 13, 2004, the Company entered into agreements with SanDisk Corporation for the joint development, standardization and promotion of a next-generation USB flash drive platform. In connection with this collaboration, in December 2004, the parties established U3 LLC ("U3"), a Delaware limited liability company, which is equally held by both parties. U3 commenced its activities during 2005.

              c. The Company's flash memory based products require flash components, which are currently supplied mainly by Toshiba Corporation ("Toshiba"), Samsung Electronics Co., Ltd. ("Samsung") and Hynix Semiconductor Inc. ("Hynix") (collectively, the "Suppliers") or with respect to some components, by only certain of the Suppliers. The Company depends on the Suppliers for flash memory components and any shortage or disruption in its supply from these Suppliers or achievement of lower yield than expected will adversely affect the Company's results of operations and financial condition. The Company expects to depend upon these Suppliers for a significant portion of its anticipated flash memory requirements. If any of the Suppliers fails to comply with its supply commitment to the Company or downsizes its flash components fabrication business, or if any of the Suppliers terminates its supplier relationship with the Company or supplies the Company with flash memory components with a lower than customary yield, the Company's business, financial condition and operating results will be adversely affected. In addition, if the Suppliers do not continue to invest in the required advancements in their flash memory technology and flash memory products, the Company's business, financial condition and operating results may suffer. See also Note 21.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:-      GENERAL (CONT.)

              d.     Product Supply Agreement with Hynix:

                     In order to secure the supply of flash components from Hynix, in August 2005 the Company entered into cooperation agreements with Hynix. Under the Product Supply Agreement ("PSA") with Hynix, the Company is committed to purchase equipment, for a total amount of approximately $100,000, which is to be placed at Hynix's manufacturing facility, in return for which the Company is to receive guaranteed capacity and favorable pricing on purchases from Hynix. The purchased equipment will be operated and maintained solely by Hynix, and the Company's entitlements under the PSA will not be affected by the utilization of the equipment by Hynix. Over the term of the PSA, the Company will receive credits on the products purchased from Hynix of up to the $100,000 invested in the equipment. Pursuant to the PSA, the Company has no purchase commitments; however, failure to purchase a minimum agreed-upon number of products may result in the Company relinquishing a partial amount of its proportional credit in respect of the amount paid for the equipment. The PSA has a term of six years. Hynix shall initiate the supply of products to the Company under the abovementioned terms in the first half of 2006. The Company and Hynix have agreed that in the event of a termination of the PSA prior to its scheduled expiration date, including at the Company's initiative under certain permitted circumstances, Hynix shall purchase the equipment from the Company at a price which shall be equal to the then remaining un-reimbursed portion of the equipment purchase price.

                     The Company has recognized the amount invested in the equipment as deferred purchase credits, which will be amortized over the term of the PSA as an additional cost to the products purchased from Hynix. The amount will be amortized on a straight line method over the PSA term, subject to certain conditions. As of December 31, 2005, the Company has purchased $71,544 of equipment under the PSA.

              e. On November 14, 2005, the Company, through its wholly-owned Spanish subsidiary, acquired all the outstanding shares of Microelectronica Espanola S.A.U. ("MEE"), a European SIM card vendor, for a net purchase price of $ 75,000.
                     The total purchase price consisted of $ 88,000 in cash (including a real estate asset in the amount of $ 18,000, net of deferred taxes of $ 3,500, that was subsequently sold to the sellers and accordingly the net purchase price paid in cash amounted to approximately $ 73,500). The purchase price also included approximately $ 1,500 of acquisition related costs.

                     The Company acquired MEE in order to gain a strategic foothold in the SIM card market and realize the synergies achievable by combining MEE's technology, customer relationships and established reputation with the Company's products and expertise in storage solutions to accelerate the development and commercialization of the Company's MegaSIM product. Through the acquisition, the Company obtained the technology, know-how and manufacturing capabilities to manufacture SIM cards which, combined with MEE's strong customer relationships with some of the leading mobile network operators in Europe and Latin America and its recognized status as a secure, approved manufacturer and supplier of SIM cards, will facilitate the adoption of the Company's MegaSIM product by mobile network operators.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:-      GENERAL (CONT.)

                     The total purchase price was comprised as follows:

                     Cash paid to sellers                                              $     73,532
                     Acquisition related costs                                                1,517
                                                                                      --------------

                     Total purchase price                                              $     75,049
                                                                                      ==============

                     The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition and results of MEE's operations have been included in the consolidated financial statements commencing from the date of acquisition. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

                     The Company has allocated the net purchase price of the acquisition to MEE's assets as of November 14, 2005, as follows:

                        Cash, cash equivalents, receivables and inventories           $          39,506
                        Liabilities assumed                                                     (4,993)
                        Property and equipment, net                                               3,478
                        Long term deferred tax liabilities                                      (3,854)
                        Technology                                                                1,757
                        Customer relationships                                                    5,272
                        Trade name                                                                3,983
                        In process research and development                                       2,460
                        Goodwill                                                                 27,440
                                                                                     -------------------

                        Total purchase price                                          $          75,049
                        -----                                                        ===================

                     At the acquisition date, the Company recorded a $ 2,460 charge for acquired in-process research and development ("IPR&D") in conjunction with projects which have not yet reached technological feasibility and which have no alternative future use. The value of IPR&D was determined using the net earning method. The expected future cash flow attributable to the in-process technology was discounted at 25%. At the time of the acquisition it was estimated that these IPR&D projects were 12%-28% complete, and will be completed over the next two years.

                     Amortization of acquired intangible assets is calculated using the following estimated useful lives:

                                                                        YEARS
                                                                        -----

                       Customer relationships                            5-10
                       Trade name                                         10
                       Technology                                          5

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:-      GENERAL (CONT.)

                     Goodwill of $27,440 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The Company believes that the goodwill represents synergies achievable by combining MEE's technology, customer relationships and established reputation with the Company's products and expertise in storage solutions to accelerate the development and commercialization of the Company's MegaSIM product.

                     The following table presents unaudited pro forma results of operations giving effect to the acquisition of MEE as if the acquisition had been consummated at the beginning of each year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of each period or of the results that may occur in the future. Net income for each period presented excludes the write-off of acquired IPR&D of $ 2,460 and includes amortization of intangible assets and deferred taxes related to the acquisition of $ 1,052, net per year. The unaudited pro forma information is as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------
                                                                      2004                 2005
                                                                 ----------------    ------------------
                                                                               UNAUDITED
                                                                 --------------------------------------
                     Revenues                                    $       449,471     $         637,803
                                                                 ================    ==================

                     Net income                                  $        27,626     $          56,899
                                                                 ================    ==================

                     Basic earnings per share                    $          0.81     $            1.57
                                                                 ================    ==================

                     Diluted net earnings per share              $          0.75     $            1.40
                                                                 ================    ==================


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              BASIS OF PRESENTATION:

              The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

              USE OF ESTIMATES:

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              FINANCIAL STATEMENTS IN U.S. DOLLARS:

              Substantially all of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Since management believes that the dollar is the primary currency in the economic environment in which the Company and certain of its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

              Monetary balances - at the exchange rate in effect on the balance sheet date.

              Costs - at the exchange rates in effect as of the date of recognition of the transaction.

              All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

              For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Related translation adjustments are recorded as a separate component of accumulated other comprehensive income
              (loss) in shareholders' equity.

              PRINCIPLES OF CONSOLIDATION:

              The consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation. When the Company is the primary beneficiary of a variable interest entity, the Company consolidates such entity and reflects the interest of other beneficiaries of that entity as a minority interest.


              CASH EQUIVALENTS:

              Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

              SHORT-TERM BANK DEPOSITS:

              Short-term bank deposits are deposits with maturities of more than three months but less than one year. Short-term bank deposits are presented at their cost, including accrued interest.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              INVESTMENTS IN DEBT SECURITIES:

              The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

              Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

              Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as trading securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of accumulated other comprehensive income. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

              Other debt securities are classified as held-to-maturity investments when the Company has the positive intent and ability to hold the securities to maturity. Such debt securities are stated at amortized cost plus accrued interest.

              As of December 31, 2005, the Company classified one of its marketable securities as available-for-sale and presented it in long term investments (See Note 7). All other marketable securities are classified as held-to-maturity.

              Amortization of premium and accretion of discounts, as well as interest and decline in value judged to be other than temporary, are included in financial income, net.

              INVENTORIES:

              Cost is determined for all types of inventory using the moving average cost method.

              Inventories are stated at the lower of cost or market value. Inventory write-downs are provided to cover risks arising from slow-moving items, excess inventories, technological obsolescence or market prices lower than cost.

              INVESTMENTS IN AFFILIATES AND OTHER COMPANIES:

              As of December 31, 2004, the Company had investments in other companies which were stated at cost, since the Company did not have the ability to exercise significant influence over the operating and financial policies of those companies. As of December 31, 2005, certain of the Company's investments carry restrictions on immediate disposition. Investments in public companies with restrictions of less than one year or under the Company's control are classified as available-for-sale and are adjusted to their fair market value with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss).

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              The equity method of accounting is generally used if the Company's investment in voting shares is greater than 20% but less than 50%. In considering the accounting method for investments less than 20%, the Company considers other factors such as its ability to exercise significant influence over operating and financial policies of the investee.

              The Company evaluates its interests in other entities to determine whether any entity is a variable interest entity within the meaning of FIN 46R. If the Company concludes that an entity is a variable interest entity, the Company evaluates its interest in such entity to determine whether the Company is the primary beneficiary of the entity. If the Company is the primary beneficiary of a variable interest entity, the Company consolidates such entity and reflects the interest of other beneficiaries of that entity as a minority interest. If the Company concludes that an entity is not a variable interest entity or that it is not the primary beneficiary, the Company does not consolidate the entity.

              Management evaluates investments in other companies for evidence of other than temporary declines in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. As of December 31, 2005, no such decline in value has been indicated.

              PROPERTY AND EQUIPMENT:

              Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                                              %
                                                                            ------------------------------------
              Building                                                                        4
              Computers, manufacturing and peripheral equipment                            20 - 50
              Office furniture and equipment                                                6 - 20
              Motor vehicles                                                                 15
                                                                             By the shorter of the term of the
              Leasehold improvements                                         lease or the life of the asset

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              GOODWILL AND OTHER INTANGIBLE ASSETS:

              Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Identifiable intangible assets consist mainly of acquired Technology, Trade names and Customer relationships.

              Goodwill is not amortized for financial reporting purposes. Instead, the Company is required to test, annually (or more frequently if necessary) for impairment of goodwill using a two-phase process. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

              In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of December 31, 2005, no instances of impairment were found.

              Definite-lived intangible assets are amortized using the straight-line method over their estimated useful life. Costs incurred in respect of issuance of debentures are deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interest method. The amortization periods for the Company's definite-lived intangibles and debt issuance costs are as follows:

                                                              WEIGHTED AVERAGE
                                                             AMORTIZATION PERIOD
                                                                  IN YEARS
                                                             -------------------

              Core technology                                        4.6
              Patents, know-how and Trade names                      10
              Customer relationships                                 6.9
              Debt issuance costs                                    30
              Other                                                   5

              IMPAIRMENT OF LONG-LIVED ASSETS OTHER THAN GOODWILL:

              The Company's and its subsidiaries' long-lived assets, including identifiable intangibles assets, are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2005, no impairment losses have been identified.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              INCOME TAXES:

              The Company and its subsidiaries account for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

              REVENUE RECOGNITION:

              The Company and its subsidiaries generate most of their revenues from selling their products to end customers, distributors, retailers and original equipment manufacturers ("OEM").

              Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable.

              Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the distributors or retailers sell the Company's products to the end customers, or the right expires. In addition, when introducing a new product or new manufacturer for an existing product, the Company defers revenues generated by sales of such products until such time as the Company estimates the acceptance of the product by the end customer to be reasonably certain, since at the time of sale the Company does not have sufficient experience to estimate the amount of returns for such products.

              Deferred revenues consist of amounts received from customers for which revenues have not been recognized.

              Cost of finished goods relating to deferred products sales are presented as inventory until such time as the revenues are recognized.

              The Company receives license fees and royalties from licensing the right to use its technology. The timing of revenue recognition is dependent on the terms of each contract and on the timing of product shipments by the licensees. The Company recognizes royalty revenues when final reports of the licensee's sales are received from the licensees. Revenues from a sale of perpetual license for certain patents in consideration for fixed periodic payments are recognized when the related payments become due.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              DERIVATIVE INSTRUMENTS:

              Statement of Financial Accounting Standard No. 133 " Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

              To protect against changes in the value of forecasted foreign currency transactions and balances, the Company has instituted a foreign-currency hedging program. The Company hedges portions of its forecasted cash flows and balances denominated in foreign currencies with forward contracts and option strategies (together, "derivative instruments").

              The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel ("NIS") payroll payments. In addition the Company has entered into derivative instrument arrangements to hedge a EURO denominated equipment purchase agreement. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are highly effective.

              As of December 31, 2005, the Company recorded accumulated other comprehensive loss in the amount of $1,645 from its forward contracts with respect to anticipated payroll and equipment payments expected in 2006. Such amount will be recorded in earnings in 2006 and thereafter.

              RESEARCH AND DEVELOPMENT COSTS:

              Research and development costs, net of grants received, are charged to the statements of operations as incurred.

              ROYALTY AND NON-ROYALTY BEARING GRANTS:

              Royalty-bearing grants from the Singapore-Israel Industrial Research and Development Fund (" SIIRD") and from The Britech Foundation Limited ("Britech") for funding approved research and development projects are recognized at the time the Company and its subsidiaries are entitled to such grants, on the basis of the costs incurred. Such grants are recorded as a reduction of research and development costs since when received it is not probable that the grants will be repaid (see also Notes 11 and 14).

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              The Company received non-royalty-bearing grants from the Information Society Technology Fund ("IST") and the Israeli Office of the Chief Scientist ("OCS"). The grants are not required to be repaid and are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. These grants are recorded as a deduction of research and development costs.

              Grants from IST, OCS, SIIRD and Britech amounted to $ 414, $ 177, $ 84 and $ 0 in 2003, respectively, $111, $128, $0 and $0 in 2004, respectively, and $188, $0, $0 and $331 in 2005, respectively.

              WARRANTY COSTS:

              Provision for warranty costs are made at the time revenues are recognized, for estimated costs during the warranty period based on the Company's experience. The Company provides warranties for periods between 12 and 60 months at no extra charge. Warranty expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 166, $ 234 and $ 553, respectively. A tabular reconciliation of the changes in the Company's aggregate product warranty liability was not provided due to immateriality.

              ADVERTISING EXPENSES:

              Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $ 125, $ 26 and $ 56, respectively.

              SHIPPING AND HANDLING COSTS:

              Shipping and handling costs, for the years ended December 31, 2003, 2004 and 2005 were approximately $ 1,096, $ 2,012 and $
              2,205, respectively, are included in selling and marketing expenses.

              CONCENTRATIONS OF CREDIT RISK:

              Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, held-to-maturity securities and trade receivables.

              Cash and cash equivalents and short-term bank deposits are invested mainly in U.S. dollars in deposits with major banks worldwide (mainly in Israel, the United States, the Cayman Islands, England, France and Spain). Such deposits may be in excess of insured limits and may not be insured at all in some jurisdictions. However, management believes that the financial institutions that hold the investments of the Company and its subsidiaries are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, the Far East and Europe. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advanced payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under foreign trade risks insurance. To date, the Company has not experienced material losses. An allowance for doubtful accounts is determined with respect to specific receivables the collection of which may be doubtful.

              Investments in held-to-maturity securities are conducted through investment banks in France and the United States, and include investments in government and corporate debentures. Corporate debentures are of corporations with investment-grade ratings and credit exposure to any given corporation is limited. Management believes that the financial institutions that hold the Company's investments are financially sound and that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these investments.


              CONVERTIBLE SENIOR NOTES:

              The Company presents the outstanding principal amount of its Convertible Senior Notes as long-term liability, in accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB14"). The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the Convertible Senior Notes is included in "other accounts payable and accrued expenses".

              ACCOUNTING FOR STOCK-BASED COMPENSATION:

              The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

              The Company provides the disclosures required by Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation" ("SFAS No. 148"), which amended certain provisions of SFAS 123. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              The expenses related to stock-based employee compensation included in the determination of net income for 2003, 2004 and 2005 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income and pro forma basic and diluted net income per share would be as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------------------
                                                                               2003              2004             2005
                                                                          --------------    --------------   ---------------

              Net income as reported                                        $       914       $    24,150      $    52,640
              Add - stock-based employee compensation expense
                 recorded in reported net income                                      -                 -                -
              Deduct - stock-based employee compensation expense
                 determined under fair value method for all awards                5,328             7,962           10,160
                                                                          --------------    --------------   ---------------

              Pro forma net income (loss)                                   $    (4,414)      $    16,188      $    42,480
                                                                          ==============    ==============   ===============

              Basic net earnings per share, as reported                     $      0.03       $      0.71      $      1.46
                                                                          ==============    ==============   ===============

              Diluted net earnings per share, as reported                   $      0.03       $      0.66      $      1.30
                                                                          ==============    ==============   ===============


              Pro forma basic net earnings (loss) per share                 $     (0.16)      $      0.47      $      1.17
                                                                          ==============    ==============   ===============

              Pro forma diluted net earnings (loss) per share               $     (0.16)      $      0.44      $      1.06
                                                                          ==============    ==============   ===============

              Weighted average number of Ordinary shares used in
                 computing pro forma Basic net earnings (loss) per
                 share                                                       28,178,228        34,195,642       36,164,979
                                                                          ==============    ==============   ===============

              Weighted average number of Ordinary shares used in
                 computing pro forma Diluted net earnings (loss) per
                 share                                                       30,513,485        36,427,381       40,867,631
                                                                          ==============    ==============   ===============

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              For purposes of the pro-forma disclosure, compensation expense is amortized over the option's vesting period using the graded-vesting approach.

              The fair value of stock options was estimated at the date of grant using a Black-Scholes option- pricing model with the following weighted-average assumptions for 2003, 2004 and 2005:

                                                         2003              2004              2005
                                                    --------------    --------------    --------------
              Risk-free interest rate                     1%                3%                4%

              Expected dividend yield                     0%                0%                0%

              Expected volatility                        71%               55%               54%

              Expected lives (in years)                 3.25              3.25              3.25

              SEVERANCE PAY:

              The Company's liability for severance pay is calculated pursuant to Israeli and Taiwanese severance pay laws as applicable to the relevant employees, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully covered by monthly deposits with severance pay funds, insurance policies and an accrual. The value of insurance policies is recorded as an asset in the Company's balance sheet.

              The Company's liability for all of its employees in Taiwan is not covered by deposits with severance pay funds or insurance policies, but only by an accrual.

              The deposited funds for the Company's Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

              Severance expenses for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $ 1,067, $ 1,300 and $ 2,337, respectively.

              FAIR VALUE OF FINANCIAL INSTRUMENTS:

              The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturities of such instruments.

              The fair value of held to maturity debt securities is disclosed in
              Note 3 and it is based on quoted market prices of the securities. The fair value of available-for-sale equity securities is also based on quoted market price of the security.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              The fair value of Convertible Senior Notes is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the Convertible Senior Notes approximate their fair value

              BASIC AND DILUTED NET EARNINGS PER SHARE:

              Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares and ordinary share equivalents outstanding during each year.

              The total weighted average number of outstanding options and warrants excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 346,052, 766,190 and 99,625 for 2003, 2004 and 2005, respectively.

              RECLASSIFICATION

              Certain amounts from prior years have been reclassified to conform to current period presentation.

              IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

              In November 2005, the FASB issued Financial Statement Position FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). FSP 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP 115-1 amends FASB Statements No. 115, "Accounting for Certain Investments in Debt and Equity". FSP 115-1 replaces the impairment evaluation guidance of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", with references to the existing other-than-temporary impairment guidance. FSP 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of the provisions of FSP 115-1 will have a material effect on its financial position or results of operation.

              In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("SFAS No. 154"), "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              On December 16, 2004, the Financial Accounting Standards Board
              (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) effective January 1, 2006.

              Statement 123(R) permits public companies to adopt its requirements using one of two methods:

              A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

              A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

              The company plans to adopt Statement 123(R) using the modified-prospective method.

              As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share Based Payment" ("SAB 107"). SAB 107 provides the SEC's staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.


NOTE 3:-      INVESTMENT IN HELD-TO-MATURITY SECURITIES

              The following is a summary of held-to-maturity debt securities:

                                                                        DECEMBER 31,
                               --------------------------------------------------------------------------------------------
                                                   2004                                          2005
                               ---------------------------------------------- ---------------------------------------------
                                                                   ESTIMATED                                     ESTIMATED
                                             GROSS       GROSS       FAIR                   GROSS      GROSS       FAIR
                                AMORTIZED  UNREALIZED  UNREALIZED   MARKET    AMORTIZED  UNREALIZED  UNREALIZED   MARKET
                                  COST       GAINS       LOSSES      VALUE      COST        GAINS      LOSSES      VALUE
                               ---------- ------------ ----------- ---------- --------- ----------- ------------ ----------
              Government debts  $ 12,470    $    148    $   (178)   $ 12,440  $ 42,550    $     57    $   (688)    $41,919
              Corporate debts     70,360         170        (350)     70,180    71,075         250        (710)     70,615
                               ---------- ------------ ----------- ---------- --------- ----------- ------------ ----------

                                $ 82,830    $    318    $   (528)   $ 82,620  $113,625    $    307    $ (1,398)   $112,534
                               ========== ============ =========== ========== ========= =========== ============ ==========

              Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2005 are:

                                                                     AMORTIZED         ESTIMATED FAIR
                                                                       COST             MARKET VALUE
                                                                 -----------------    -----------------
              2006 (short-term marketable securities)                   $  26,177            $  26,366
              2007                                                         62,676               62,051
              2008                                                         16,376               16,050
              2010                                                          3,000                3,000
              2015                                                          2,000                2,000
              2018                                                          3,396                3,067
                                                                 -----------------    -----------------
                                                                        $ 113,625            $ 112,534
                                                                 =================    =================

              As of December 31, 2005, the Company holds investments in structured notes in the amount of $ 10,420. The structured notes include mainly inverse floaters and range accruals.

              Range accruals are bonds where the coupon is paid only if a specified interest rate stays within a pre-established range, otherwise the bond pays 0%. Inverse floaters are bonds where the coupon varies in accordance with changes in specified interest rates or indices (for example, LIBOR).

              During 2004 and 2005, several of the debt securities were redeemed for $ 21,856 and $ 218,868, respectively.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 3:-      INVESTMENT IN HELD-TO-MATURITY SECURITIES (CONT.)

              The unrealized losses in the Company's investments in held-to-maturity marketable securities were mainly caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the immateriality of the impairments and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2005.


NOTE 4:-      INVENTORIES
                                                      DECEMBER 31,
                                          -------------------------------------
                                                2004                 2005
                                          ----------------     ----------------

              Raw materials                 $     14,304         $     33,248
              Work in progress                     8,436                2,386
              Finished goods                      36,675               40,692
                                          ----------------     ----------------

                                            $     59,415         $     76,326
                                          ================     ================

              Finished goods include products for which revenues were not recognized during the period in accordance with the Company's revenue recognition policy (see also Note 2) and, to a lesser extent, inventory on consignment to the Company's customers, in the aggregate amount of $ 21,203 at December 31, 2004 and $ 21,910 at December 31, 2005.


NOTE 5:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                      DECEMBER 31,
                                          -------------------------------------
                                                2004                 2005
                                          ----------------     ----------------

              Government Authorities        $      4,761         $     13,859
              Prepaid Expenses                       394                  510
              Employees                              225                  328
              Other                                  160                  456
                                          ----------------     ----------------

                                            $      5,540         $     15,153
                                          ================     ================

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 6:-      AVAILABLE-FOR-SALE EQUITY SECURITIES

              During the first quarter of 2002, the Company signed a share purchase agreement, as amended, with a Taiwanese company, with the right to purchase 550,000 Preferred shares, TWD 10 par value, for $513. In April 2002, the Company purchased 184,000 Preferred shares, TWD 10 par value, of the Taiwanese company for $ 207.

               In June 2003, the Company purchased 366,000 additional Preferred shares, TWD 10 par value, of the Taiwanese company for $ 309. During 2004 and 2005, the Company sold 140,000 and 248,000 of its shares in the Taiwanese company for $ 286 and $ 919 and recorded a gain in the amounts of $ 236 and $ 841, respectively, which is included in other income.

               The Company classified its investment in the Taiwanese company as available-for-sale and recorded unrealized gains of $ 4,671 in other comprehensive income.

               As of December 31, 2005, the investment represents approximately 2% of the outstanding shares of the Taiwanese company.


NOTE 7:-      INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

                                                                                   DECEMBER 31,
                                                                      -------------------------------------
                                                                            2004                 2005
                                                                      -----------------    ----------------

              Investment in Saifun Semiconductors Ltd. (1)              $     10,000         $          -
              Employee loans and lease deposits                                  740                  886
                                                                      -----------------    ----------------

                                                                        $     10,740         $        886
                                                                      =================    ================

              (1) In October 2000, the Company purchased 586,080 of the outstanding Preferred B shares, NIS 0.01 par value, of Saifun Semiconductors Ltd. ("Saifun") for $ 10,000. At that time, Saifun was a privately held Israeli company engaged in research, development, production and marketing of flash memory products and technology. On October 2005, Saifun's shares were listed under NASDAQ national market. During December 2005, the Company sold its entire investment in Saifun and recorded net gain in the amount of $5,443, included in other income.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 8:-      PROPERTY AND EQUIPMENT, NET

                                                                                                   DECEMBER 31,
                                                                                      -------------------------------------
                                                                                            2004                 2005
                                                                                      ----------------     ----------------
              Cost:
                 Land and building (1)                                                  $      15,754        $      19,321
                 Computers, manufacturing and peripheral equipment                             11,020               26,646
                 Office furniture and equipment                                                 1,735                2,457
                 Motor vehicles                                                                   193                  445
                 Leasehold improvements                                                           624                  720
                                                                                      ----------------     ----------------

                                                                                               29,326               49,589
              Accumulated depreciation                                                          9,123               20,127
                                                                                      ----------------     ----------------

              Depreciated cost                                                          $      20,203        $      29,462
                                                                                      ================     ================

              (1) During 2004, the Company began the construction of its second facility on the land acquired in 2001 located near the Company's current facility in Kfar-Saba. Costs related to the construction as of December 31, 2004 and 2005, were $ 520 and $ 3,759, respectively.

              a.     For charges, see Note 14.

              b. Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were $ 2,056, $ 2,636 and $ 4,400, respectively.


NOTE 9:-      INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET

                                                                                                   DECEMBER 31,
                                                                                      -------------------------------------
                                                                                            2004                 2005
                                                                                      ----------------     ----------------
              Cost:
                 Core technology                                                        $       2,215        $       4,011
                 Patents, know-how and trade name                                                 298                4,368
                 Customer relationship                                                              -                5,387
                 Debt issuance cost                                                                 -                1,175
                 Other                                                                            252                  252
                                                                                      ----------------     ----------------

                                                                                                2,765               15,193
                                                                                      ----------------     ----------------
              Accumulated Amortization:
                 Core technology                                                                1,432                1,800
                 Patents, know-how and trade name                                                 258                  325
                 Customer relationship                                                              -                  108
                 Debt issuance cost                                                                 -                   31
                 Other                                                                            212                  252
                                                                                      ----------------     ----------------

                                                                                                1,902                2,516
                                                                                      ----------------     ----------------

              Amortized cost                                                            $         863        $      12,677
                                                                                      ================     ================

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 9:-      INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET (CONT.)

              a. Amortization expenses amounted to $ 424, $ 249 and $ 614 for the years ended December 31, 2003, 2004 and 2005, respectively.

              b. Following is the estimated amortization expenses in respect of identifiable intangible assets and debt issuance cost for the years ended:

                     DECEMBER 31,
                     --------------------------

                      2006                           $   2,012
                      2007                           $   1,821
                      2008                           $   1,679
                      2009                           $   1,679
                      2010 and thereafter            $   5,486



NOTE 10:-     GOODWILL

              The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

              Balance as of January 1, 2005                                             $        477

                 Goodwill acquired during the year 2005 (see Note 1e)                         27,440

                 Foreign currency translation adjustments                                        601
                                                                                      ----------------

              Balance as of December 31, 2005                                           $     28,518
                                                                                      ================


              Allocation of goodwill by operating segments is as follows:


              Smart card products                                                       $     28,041
              Flash storage products                                                             477
                                                                                      ----------------

                                                                                        $     28,518
                                                                                      ================

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 11:-     OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                                   DECEMBER 31,
                                                                                      -------------------------------------
                                                                                            2004                 2005
                                                                                      ----------------     ----------------
              Employees and payroll accruals                                             $     10,902         $     11,461
              Accrued expenses                                                                  8,356               12,708
              Accrued royalty expenses                                                            678                  547
              Tax provision                                                                         -                1,428
              Provision for warranty                                                              581                1,343
              ESPP obligation                                                                     153                    -
              Other                                                                               823                  218
                                                                                      ----------------     ----------------

                                                                                         $     21,493         $     27,705
                                                                                      ================     ================

NOTE 12:-     EXCESS OF LOSSES OVER INVESTMENT IN EQUITY METHOD INVESTEE

                                                                                                   DECEMBER 31,
                                                                                      -------------------------------------
                                                                                            2004                 2005
                                                                                      ----------------     ----------------
              Excess of losses over investment, net                                     $          -         $     (2,646)
                                                                                      ----------------     ----------------

              Total investment in U3                                                    $          -         $     (2,646)
                                                                                      ================     ================

              The following is the investment roll forward:

              Investment in U3 as of purchase date                                      $          -         $         500
              Equity in net losses                                                                 -               (3,146)
                                                                                      ----------------     ----------------

                                                                                        $          -         $     (2,646)
                                                                                      ================     ================

NOTE 13:-     CONVERTIBLE SENIOR NOTES

              In March 2005, the Company issued an aggregate principal amount of $ 75,000 1% Convertible Senior Notes due March 2035 ("the Notes"). The Company is obligated to pay interest on the Notes semi-annually on March 15 and September 15 commencing September 15, 2005.

              The initial purchasers had a 30-day option to purchase up to an additional $ 25,000 principal amount of Notes at their par value. Such an option is considered to be a derivative under SFAS No. 133 and therefore is to be recorded at fair value. The fair value of the option, at the date of issuance, amounted to $ 1,450. The option expired without being exercised, and as a result, the Company recorded a $ 1,450 income in financial income.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 13:-     CONVERTIBLE SENIOR NOTES (CONT.)

              The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 35.1328 Ordinary shares per one thousand dollars principal amount of Notes, representing a conversion price of approximately $ 28.46 per share. Beginning on March 15, 2008 and prior to March 15, 2010, the Company may redeem for cash the notes in whole or in part at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date, if the last reported trading price of the Company's Ordinary share exceeds 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption. At any time on or after March 15, 2010, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the date of redemption.

              Holders have the right to require the Company to purchase all or a portion of their Notes on March 15, 2010, March 15, 2015, March 15, 2020, March 15, 2025 and March 15, 2030. The purchase price payable will be equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to but excluding the purchase date.

              As of December 31, 2005, none of the Notes were converted into Ordinary shares.


NOTE 14:-     COMMITMENTS AND CONTINGENT LIABILITIES

              ROYALTY COMMITMENTS:

              Under the Company's research and development agreements with Britech, the Company is required to pay royalties at the rate of 2%-5% of sales of products developed with funds provided by the Britech, up to an amount equal to 150% of the research and development grants related to such projects. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

              During 2005 the Company reached a settlement agreement with the OCS under which the Company paid a total of $ 544 in respect of grants received from this institution and the SIIRD project which started during 2004 has failed. Accordingly, the contingent obligation in respect of these institutions ceased to exist.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 14:-     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

              LEASE COMMITMENTS:

              The Company's facilities, its subsidiaries' facilities and its vehicles are leased under operating lease agreements, which expire on various dates, the latest of which is in 2008.

              Future minimum lease commitments under non-cancelable operating leases are as follows:

                                                   --------------------------------------------------
              YEAR ENDED DECEMBER 31,                FACILITIES         VEHICLES           TOTAL
              ---------------------------------    --------------    --------------    --------------
              2006                                  $      1,590      $      2,979      $      4,569
              2007                                         1,055             2,167             3,222
              2008                                         1,056               905             1,961
                                                   --------------    --------------    --------------

                                                    $      3,701      $      6,051      $      9,752
                                                   ==============    ==============    ==============

              Facilities lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 386, $ 661 and $ 1,141, respectively.

              Vehicles lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 1,169, $ 1,516 and $ 2,095, respectively.

              GUARANTEES:

              The Company issued guarantees in a total amount of $ 88 in connection with litigation initiated by the Company, and in connection with rental facilities. The Company issued a guarantee in the amount of $ 38,108 for several of its suppliers relating to the equipment purchased under the PSA with Hynix (see Note 1d).

              CHARGES:

              Land and the building are free and clear of all encumbrances except for a mortgage over the land and a building securing a loan taken out by the sellers from Bank Leumi Le-Israel. The Company has deposited in escrow the balance of the loan required to be paid in order to remove the mortgage. Such funds will be released to Bank Leumi Le-Israel upon the completion of the registration of the land and the building in the name of the Company at which time the mortgage will be removed.

              LITIGATION:

              The Company and a number of its distributors are in litigation in Singapore with a Singaporean company, Trek Technology (Singapore) Pte Ltd ("Trek") with respect to, inter alia, a counter-claim by Trek against the Company for alleged infringement of a patent. On May 12, 2005, the High Court of Singapore (the "Court") ruled in favor of Trek. On November 11, 2005, the Court of Appeal of Singapore confirmed the Court's ruling. The matter is currently before the Court to determine the amount of damages, both for legal costs and compensatory damages, which are to be awarded to Trek. The Company made a provision for this litigation based on current estimates provided by the Company's external legal counsel.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

               .
NOTE 15:-     SHAREHOLDERS' EQUITY

              The Ordinary shares of the Company are traded on the NASDAQ National Market.

              GENERAL:

              The Ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

              In May 2003, the Company entered into a Share Purchase Agreement with a director, for the purchase by the director of 500,000 unregistered Ordinary shares of the Company, at fair market value. In July 2003, the shares were issued for $ 4,021 (net of issuance expenses of $ 84).

              In August 2003, the Company issued 330,811 unregistered Ordinary shares to Toshiba, at fair market value, for $ 3,877 (net of issuance expenses of $ 123) and granted Toshiba an option, exercisable until July 30, 2004, to increase its stake in the Company up to 4.99% of the aggregate shares outstanding at the time of exercise. As Toshiba did not exercise the option prior to its expiration on July 30, 2004, the option expired.

              In February 2004, the Company completed a secondary offering of its Ordinary shares, which provided net proceeds to the Company of approximately $ 95,365 (net of issuance expenses of approximately $ 9,160). In the offering the Company issued 5,650,000 Ordinary shares at a price of $ 18.5 per share.

              STOCK OPTION PLANS:

              a. Between 1993 and 2002, the Company implemented two Employee Stock Option Plans, the Incentive and Restricted Stock Option Plan ("the IRSO Plan") and the Employee Stock Option Plan ("the ESOP Plan") for directors, officers, employees, consultants and contractors of the Company and its subsidiaries. Options were granted at an exercise price that was equal to the market price of the share at the date of grant. These options vested over a period of four years, 50% after two years and an additional 25% vest each year thereafter. The IRSO Plan and ESOP Plan expired in 2003.

              b. In November 2002, the Company approved a new option plan known as the "2003 Stock Option and Restricted Stock Incentive Plan" (the "2003 Plan"). Under the 2003 Plan, 5,000,000 options to purchase Ordinary shares were reserved for grant to employees, officers, directors, service providers and consultants of the Company and its subsidiaries. On November 11, 2004, the Company's shareholders resolved to increase the number of Ordinary shares reserved for issuance under the 2003 Plan by an additional 3,000,000 Ordinary shares. As of December 31, 2005, options to purchase 2,878,324 Ordinary shares remained available for future grant. The exercise prices of options granted under the 2003 Plan are to be determined by the Board of Directors at the time of grant. The options granted expire no later than 10 years from the date of grant. The 2003 Plan expires in 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 15:-     SHAREHOLDERS' EQUITY (CONT.)

                     The options vest ratably over a period of four years, with the first portion vesting not earlier than two years after the grant of the option.

                     The options were granted at an exercise price that was equal to the market price of the share at the date of grant.

              c. The following is a summary of the Company's employees' and directors' option activity under the IRSO, ESOP and 2003 Plans and related information:

                                                                           YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------------
                                                           2003                     2004                     2005
                                                 ------------------------ ------------------------ ------------------------
                                                               WEIGHTED                 WEIGHTED                  WEIGHTED
                                                                AVERAGE                  AVERAGE                   AVERAGE
                                                    NUMBER     EXERCISE      NUMBER     EXERCISE      NUMBER      EXERCISE
                                                  OF OPTIONS     PRICE     OF OPTIONS     PRICE     OF OPTIONS     PRICE
                                                 ------------ ----------- ------------ ----------- ------------  ----------
                     Options outstanding at        3,813,654    $   6.30    5,874,059    $   8.81    6,538,575    $  11.59
                        beginning of year
                        Granted                    3,143,900    $  10.64    1,896,180    $  18.01      878,200    $  27.45
                        Exercised                  (683,095)    $   4.31    (700,950)    $   5.63  (1,262,012)    $   6.90
                        Forfeited                  (400,400)    $   6.86    (530,714)    $  11.69    (347,798)    $  15.50
                                                 ------------             ------------             ------------

                     Options outstanding at
                        end of year                5,874,059    $   8.81    6,538,575    $  11.59    5,806,965    $  14.77
                                                 ============ =========== ============ =========== ============ ===========

                     Options exercisable at
                        end of year                1,449,926    $   6.50    1,439,631    $   7.36      946,664    $   8.81
                                                 ============ =========== ============ =========== ============ ===========

                     Weighted average fair
                        value of options
                        granted during the
                        year, at grant date                     $   5.27                 $  10.89                 $  10.70
                                                              ===========              ===========              ===========

                     The options outstanding as of December 31, 2005, under the IRSO ESOP and 2003 Plans have been separated into ranges of exercise prices as follows:

                                                                  WEIGHTED                                      WEIGHTED
                                                   OPTIONS         AVERAGE                       OPTIONS         AVERAGE
                                                 OUTSTANDING      REMAINING      WEIGHTED      EXERCISABLE      EXERCISE
                             RANGE OF               AS OF        CONTRACTUAL      AVERAGE         AS OF         PRICE OF
                             EXERCISE            DECEMBER 31,       LIFE         EXERCISE      DECEMBER 31,      OPTIONS
                               PRICE                 2005          (YEARS)         PRICE           2005        EXERCISABLE
                     ------------------------- ---------------- -------------  ------------- ---------------- -------------
                      $  1.75-2.75                     100,636          2.52         $ 1.91          100,636       $  1.91
                      $  3.75-5.30                     171,466          5.92         $ 4.52          147,041       $  4.40
                      $  5.41-6.20                   1,468,130          6.57         $ 5.49          264,934       $  5.82
                      $  7.02-8.75                     300,400          6.42         $ 7.37          131,300       $  7.18
                      $ 10.10-12.75                    184,338          6.51        $ 12.46           79,878       $ 12.55
                      $ 14.02-16.25                    801,065          8.39        $ 15.24           97,175       $ 15.98
                      $ 17.70-18.00                    829,250          7.10        $ 17.70           83,450       $ 17.71
                      $ 18.00-19.90                  1,247,380          8.69        $ 19.78           10,250       $ 19.50
                      $ 21.50-25.00                    213,100          8.54        $ 21.97           32,000       $ 24.62
                      $ 29.92-31.92                    275,000          9.82        $ 30.94                -             -
                      $ 31.93-34.53                    216,200          9.98        $ 34.53                -             -
                                               ----------------                              ----------------

                                                     5,806,965          7.61        $ 14.77          946,664        $ 8.81
                                               ================ =============  ============= ================ =============

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 15:-     SHAREHOLDERS' EQUITY (CONT.)

                     All options were granted at exercise prices that were equal to the market prices at the date of grant and, therefore, no compensation expenses were charged against income in respect of the aforementioned plans in the years ended December 31, 2003, 2004 and 2005.

                     EMPLOYEE STOCK PURCHASE PLAN ("ESPP"):

                     During 2001, the Company adopted its Global and U.S. ESPP (the "Stock Purchase Plans"). The Stock Purchase Plans provide eligible employees with the opportunity to purchase up to 550,000 Ordinary shares under the Global ESPP and 200,000 Ordinary shares under the U.S. ESPP. Under the plans' terms, employees may purchase shares through periodic deductions of 1% - 10% of their salary. The number of shares to be issued in return for amounts deducted in a six-month period (the "Offering Period") will be determined at the end of the Offering Period and will be equal to the lower of 85% of the closing bid of the Company's shares on the Nasdaq National Market on the first day and the last day of the Offering Period. During 2003, 2004 and 2005, the Company issued 83,348, 75,083 and 93,797 Ordinary shares, respectively, to eligible employees at average prices of $ 7.31, $ 19.00 and $15.95 per share, respectively.

                     On October 2, 2005, the Board of Directors of the Company resolved to terminate the Employee Stock Purchase Plans, effective November 15, 2005.

                     DIVIDENDS:

                     In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 16:-     NET EARNINGS PER SHARE

              The following table sets forth the computation of historical basic and diluted net earnings per share:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------------------
                                                                               2003              2004              2005
                                                                          --------------    --------------    --------------
              Numerator:

                 Numerator for basic net earnings per share - income
                   available to Ordinary shareholders                       $       914       $    24,150       $    52,640

              Effect of dilutive securities:
                 Interest expenses on Convertible Senior Notes, net
                   of tax                                                             -                 -               691
                                                                          --------------    --------------    --------------
                 Net income used for the computation of diluted net
                 earning per share                                          $       914       $    24,150       $    53,331
                                                                          ==============    ==============    ==============

              Denominator:

                 Denominator for basic net earnings per share                28,178,228        34,195,642        36,164,979
                 Effect of dilutive securities:
                   Employee stock options and stock purchase plan             2,335,257         2,627,476         2,956,679

                 Convertible Senior Notes                                             -                 -         2,035,020
                                                                          --------------    --------------    --------------

                 Denominator for diluted net earnings per share              30,513,485        36,823,118        41,156,678
                                                                          ==============    ==============    ==============

NOTE 17:-     INCOME TAXES

              REDUCTION IN ISRAELI TAX RATES:

              Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to "Approved Enterprise", as described above) was 36%. In June 2004 and in July 2005, the "Knesset" (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 -
              29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 17:-     INCOME TAXES (CONT.)

              TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (THE "CAPITAL INVESTMENTS LAW"):

              The Company's production facilities have been granted "Approved Enterprise" status under the Capital Investments Law currently under six separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the "alternative benefits" track and has waived Government grants in return for a tax exemption.

              The Company is also a "foreign investors' company", as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% and 25% (based on the percentage of foreign ownership in each taxable year).

              For the Company's six investment programs, the tax benefits are as follows: Income derived from investment programs, that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10% to 25% during the remaining benefit period. Income derived from investment programs that commenced operations after 1996, is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10%-25% during the remaining benefit period. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

              The period of tax benefits detailed above is subject to time limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs will expire in the years 2005 through 2012.

              During 2000, the Company purchased the assets of Fortress V&T Ltd ("Fortress"), which had a facility that had been previously granted approved enterprise status. In connection with the purchase of Fortress, the Company established a research and development facility in Omer, Israel, at the site of Fortress' facilities. Income derived from the Omer facility is tax exempt for a 10-year period. The Company reached an agreement with the Israeli tax authorities and the Investment Center on the percentage of revenues which are deemed attributable to the facility in Omer.

              The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Capital Investments Law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

              In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the amount distributed. In addition, these dividends will be subject to a 15% withholding tax.

              The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company's "Approved Enterprise".

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 17:-     INCOME TAXES (CONT.)

              The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during the first five tax years.

              Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular Israeli corporate tax rate.

              On April 1, 2005, an amendment to the Capital Investments Law came into effect ("the Amendment") and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

              However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the new law.

              TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969:

              The Company and its Israeli subsidiary currently qualify as an "industrial company" under the above law and, as such, are entitled to certain tax benefits, mainly accelerated depreciation of machinery, equipment and building, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

              TAXABLE INCOME UNDER THE INFLATIONARY INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985:

              Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (the "CPI"). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the rate of change in Israeli CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on temporary differences resulting from change in exchange rates and indexing for tax purposes.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 17:-     INCOME TAXES (CONT.)

              INCOME TAX OF THE VENTURE

              The Venture is not subject to taxation, as the Partners are taxed on their respective shares of its income.

              DEFERRED INCOME TAXES:

              Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                                   DECEMBER 31,
                                                                                      -------------------------------------
                                                                                            2004                 2005
                                                                                      ----------------     ----------------
              Deferred tax assets (liabilities), net (long term):
                 Net operating loss carryforward of subsidiaries                         $      4,738         $      4,449
                 Temporary differences relating to intangible assets                                -              (3,867)
                 Temporary differences relating to reserve and allowances                         655                  382
                                                                                      ----------------     ----------------

              Total deferred tax asset before valuation allowance                               5,393                  964
              Valuation allowance                                                             (5,393)              (4,663)
                                                                                      ----------------     ----------------

              Net deferred tax liabilities                                               $          -         $    (3,699)
                                                                                      ================     ================

              As of December 31, 2005, the Company's subsidiaries have provided valuation allowances of $ 4,663 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. The net change in the valuation allowance in 2005 amounted to a decrease of $ 730. Management currently believes that since the Company's subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

              INCOME BEFORE TAXES ON INCOME CONSISTS OF THE FOLLOWING:

                                                    YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------
                                           2003              2004              2005
                                       -------------    --------------    --------------
              Domestic                   $      956       $    53,053       $    76,123
              Foreign                         (159)             1,475             6,055
                                       -------------    --------------    --------------

                                         $      797       $    54,528       $    82,178
                                       =============    ==============    ==============

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 17:-     INCOME TAXES (CONT.)

              The provision for income taxes is comprised as follows:

                                                           YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------
                                                 2003              2004                2005
                                            --------------    --------------     ----------------
             Domestic taxes:
             Current                          $         -       $         -        $           -
             Deferred                                   -                 -                (118)
                                            --------------    --------------     ----------------
                                                        -                 -                (118)
                                            --------------    --------------     ----------------

             Foreign taxes:
             Current                                    -                 -                  396
             Deferred                                   -                 -                (122)
                                            --------------    --------------     ----------------
                                                        -                 -                  274
                                            --------------    --------------     ----------------

             Taxes on income                  $         -       $         -        $         156
                                            ==============    ==============     ================

              NET OPERATING LOSS CARRYFORWARD:

              The Company and its Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2005, in the amount of approximately $ 7,000. These losses may be carried forward (linked to the Israeli CPI) and offset against taxable income in the future for an indefinite period. The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt.

              As of December 31, 2005, M-Systems China and M-Systems Japan had net operating loss carryforward of approximately $ 213 and $ 906, respectively, which can be carried forward and offset against taxable income during the years 2006 to 2008.

              As of December 31, 2005, the Company's U.S. subsidiary had net operating loss carryforwards for federal income tax purposes of approximately $10,862 which expire beginning in the year 2012. It also has state net operating loss carryforwards of approximately $3,332 which expire beginning in the year 2010. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 17:-     INCOME TAXES (CONT.)

              RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX
              EXPENSE:

              Reconciliation between the theoretical tax expenses assuming all income is taxed at the statutory tax rate applicable to income of M-Systems and the actual tax expense as reported in the consolidated statements of operations is as follows:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                         ------------------------------------------------
                                                                              2003             2004             2005
                                                                         --------------   --------------    -------------
               Income before taxes, as reported in the consolidated
                 statements of operations                                 $        797     $     54,528      $    82,178
               Statutory tax rate                                                  36%              35%              34%
                                                                         --------------   --------------    -------------
               Theoretical taxes on income                                         287           19,085           27,941
               Tax adjustment in respect of foreign subsidiaries
                 different tax rate                                                  -                -          (1,425)
               Utilization of loss carryforward and change in
                 valuation allowance                                                 -                -          (1,321)
               Non deductable expenses                                                                             3,804
               Share of the Venture's earnings taxable to partner                              (10,632)          (8,920)
               Tax exemption due to approved enterprise                          (287)          (8,453)         (19,923)
                                                                         --------------   --------------    -------------
               Income taxes, as reported in the statements of
                 operations                                               $         -      $         -       $       156
                                                                         ==============   ==============    =============

NOTE 18:-     RELATED PARTIES TRANSACTIONS

              The balances and transactions with related parties were as follows (for additional information see Note 12):

              a. Balances with related parties:

                                                                                                  DECEMBER 31,
                                                                                    ---------------------------------------
                                                                                           2004                 2005
                                                                                    ------------------   ------------------
                      Trade receivables - U3                                          $          -         $      2,951
                                                                                    ==================   ==================

              b. Transactions with related parties:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------------------
                                                                              2003              2004              2005
                                                                         --------------    --------------    --------------
                      Sale of research and development and marketing
                        services to U3                                       $       -            $    -          $  1,476
                                                                         ==============    ==============    ==============
                      Purchases from the Venture (1)                         $   4,440            $    -          $      -
                                                                         ==============    ==============    ==============
                      Sales of components to the Venture (2)                 $     798            $    -          $      -
                                                                         ==============    ==============    ==============

                     (1) After elimination of the Company's share in the profits resulting to the Venture from these transactions.

                     (2) Revenues from components sold to the Venture are offset against the purchases of such components.

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 19:-     SELECTED STATEMENTS OF OPERATIONS DATA

                                                                                    YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------------------
                                                                           2003              2004              2005
                                                                     ----------------  ----------------  ----------------
              Research and development expenses, net:

              Total expenses                                           $    15,389       $    25,073       $    37,975
              Less - grants and participations                                 675               239               519
                                                                     ----------------  ----------------  ----------------

                                                                       $    14,714       $    24,834       $    37,456
                                                                     ================  ================  ================

NOTE 20:-     SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

              The Company applies Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). See Note 1 for a description of the Company's business. Until November 14, 2005, the Company operated under one reportable segment - flash storage products. The flash storage products segment develops, manufactures and sells the M-Drive, M-DOC and M-Module product lines which provide the functionality of a mechanical hard drive on a solid-state silicon chip. The products are used to store data such as operating systems, application software and other data files such as music, video, documents, e-mails and pictures.

              Following the acquisition of MEE in November 2005, the Company began to operate in an additional reportable segment - smart card products. The smart card products segment develops, manufactures and sells SIM cards to the mobile telephony market and smart cards to the banking and security sectors, mainly in Spain and Latin America.

              The Chief Operating Decision Maker, who is the Company's Chief Executive Officer, evaluates the performance of the Company's segments based on revenues and gross profit. The company has not disclosed two reportable segments in accordance with SFAS No. 131, since the revenues and gross profit of the smart card products segment were immaterial to the results of the Company for the year ended December 31, 2005 (representing approximately 0.9% of revenues and 1.6% of gross profit).

              Total revenues are attributed to geographic areas based on the location of customers.

              The following presents total revenues and other operating income, and long-lived assets as of and for the years ended December 31, 2003, 2004 and 2005 according to geographic locations:

                                              M-SYSTEMS FLASH DISK PIONEERS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 20:-     SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

                                                       2003                       2004                      2005
                                             -------------------------  ------------------------  -------------------------
                                                TOTAL      LONG-LIVED      TOTAL     LONG-LIVED      TOTAL      LONG-LIVED
                                               REVENUES      ASSETS      REVENUES      ASSETS       REVENUES      ASSETS
                                             ------------ ------------  -----------  -----------  ------------ ------------
              Israel                          $    2,955   $   17,742    $   2,761    $  20,154    $    3,539   $   26,494
              United States                       41,021           96      109,235          130       223,724          132
              Spain                                    -            -            -            -         3,735       42,494
              Europe (excluding Spain)            21,031            1       47,942            -        96,040            2
              Taiwan                              22,623          116       53,534          299        72,197          282
              Japan                               26,014           78      147,296           71       142,263           70
              China                                6,816           15       32,769           26        45,502           38
              Rest of the world                    9,594            -       23,023            -        27,983            -
                                             ------------ ------------  -----------  -----------  ------------ ------------

                                              $  130,054   $   18,048    $ 416,560    $  20,680    $  614,983   $   69,512
                                             ============ ============  ===========  ===========  ============ ============

              Total revenues from external customers are divided as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------------------
                                                                              2003              2004              2005
                                                                         --------------    --------------    --------------
              USB Flash Drive market                                       $    79,358       $   297,227       $   415,380
              Embedded Systems market                                           30,727            46,698            58,147
              Mobile handsets and portable devices market                       17,356            69,772           139,802
              Other                                                              2,613             2,863             1,654
                                                                         --------------    --------------    --------------

                                                                           $   130,054       $   416,560       $   614,983
                                                                         ==============    ==============    ==============

              Major customers' data as a percentage of total revenues:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------------------
                                                                              2003              2004              2005
                                                                         --------------    --------------    --------------
              Customer A                                                             -               17%               12%

              Customer B                                                           16%               12%                4%

              Customer C                                                            1%                9%               14%

NOTE 21:-     SUBSEQUENT EVENT

              Subsequent to the balance sheet date, the Company terminated its strategic agreement with Samsung, which was to have been effective until December 31, 2007. As a result of this termination, the Company will no longer be entitled to committed manufacturing capacity and favorable pricing terms from Samsung under the agreement or to receive license fees from Samsung. Samsung will no longer hold a license to the Company's patents, effective from the termination date. Consequently, the Company will likely need to source flash components from alternate sources and may encounter difficulties in sourcing additional flash components, or be required to source flash components from alternate sources at higher relative prices.

                     - - - - - - - - - - - - - - - - - - - - -